Mail Stop 3561

September 28, 2007

Michael Forster
Chief Executive Officer and President
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, California 93401

     **Re:    Power-Save Energy Company**
              **Registration Statement on Form SB-2**
              **Amendment No. 2 Filed August 31, 2007**
              **File No. 333-143151**

Dear Mr. Forster:

We have limited our review of your amendment to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

History, page 3

1. In general, indicate whether each of the transactions were with unrelated parties. We direct you to the discussion involving Tabatha V and Accel Energy Group, Inc as examples.

Power-Save Nevada and Tabatha V, page 4

2. Indicate in the penultimate paragraph whether the share exchange transaction contemplated rescission in the event Tabatha V could not be developed into a fully reporting publicly traded company. If not, indicate the basis for the agreement to rescind and in any event, indicate whether any consideration was involved. This comment also applies to the discussion concerning PS Corp on page 4.

3. In the last paragraph, it would appear the 1$^{st}$ reference to Tabatha V should be Power-Save Nevada since there was a name change in November, 2005. We note in the last sentence that you do not have a continuing interest in Tabatha V. Please clarify to indicate whether there is any continuing relationship with them.

PS Corp, page 4

4. Indicate the percentage ownership represented by the 60,000,000 shares issued to Mr. Forster and indicate what role Mr. Forster had in the operation of the company. Since the last paragraph of this section indicates he was an officer or director, indicate the reasons for the development of the new power saving device through his privately held company instead of PS Corp. The last paragraph also indicates Mr. Forster sold 145,000,000 shares of PS Corp. Please explain the difference and in each case, indicate the percentage ownership represented.

Power-Save Nevada and Our Current Company, page 5

5. Revise the 1$^{st}$ paragraph to indicate the material terms of the "certain" liabilities assumed and to state what assets were attained in addition to the rights to the PS 1200 design.

6. In the 2$^{nd}$ paragraph revise to state what your prior relationships were instead of "no material" relationships.

7. In the last paragraph of this section, the number of shares stated appears to conflict with the financial statements. Please revise. In addition, the percentages set forth for Mr. Forster do not appear to be correct in each case. As an example, it is unclear how Mr. Forster's transfer of 15,000,000 shares to Mr. Engelbrecht resulted in a 33% decrease in ownership (97% to 64%). Please advise.

8. Indicate if true that Mr. Forster continues to own the privately held Power-Save Nevada. In this regard, state whether Mr. Forster has any current plans, intentions or arrangements with that company that may have an impact on you.

The Offering, page 5

9. In the 1$^{st}$ paragraph, please clarify the sentence "Assuming all shares". What would prohibit distribution of all shares? In this regard, indicate whether there are any conditions on persons receiving the shares. Indicate whether acceptance of the shares precludes any potential litigation that may be threatened or contemplated as a result of Mr. Forster's prior transactions and activities while with PS Corp. In addition, discuss the costs involved in the transfer of shares and the person or entity bearing those costs. Indicate whether there is any agreement or understanding between you and Mr. Forster relating to the transfer.

10. In the 2$^{nd}$ paragraph, indicate the approximate number of shareholders holding their PS Corp stock in street name, if known.

11. We note your response to our prior comment 2. Please include this information in the 3$^{rd}$ paragraph on page 2.

\* \* \* \* \*

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3720 with questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     James A. Mercer III, Esq.
        Duane Morris LP
        Via Fax: (619) 744-2201